82-2636

CROSS LAKE MINERALS LTD.

TSX: CRN

RECEIVED
2004 AUG 13 A 8:53

Date:		**Fax:**	202-942-9624
To:	Securities & Exchange Commission	**Pages:**	
Attention:	[redacted]		
From:	Gordon Keevil		
Re:	News Releases		

04036217

SUPPL

STRICTLY CONFIDENTIAL
Please deliver to addressee immediately

Please see the attached.

PROCESSED
AUG 16 2004
THOMSON FINANCIAL

dlw 8/13

1255 West Pender Street
Vancouver, BC V6E 2V1
Phone: (604) 687-2038 Fax: (604) 687-3141

NEWS RELEASE
CROSS LAKE MINERALS LTD.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

August 9, 2004 **TSX: CRN**

UTEM Survey Confirms Drill Targets - LJ Property
Drilling Commences on Ruddock Creek

Gordon A. Keevil, President of Cross Lake Minerals Ltd. (the "Company") is pleased to announce that the UTEM survey on the LJ Property, located 35 kilometers north of Revelstoke has successfully delineated several EM conductors located in the area that was projected to be the source of the previously reported high-grade zinc-lead silver massive sulphide boulders. The topography of the area indicates that the massive sulphide boulders can only be coming from beneath the small remnant glacier over which the UTEM survey was conducted. The analytical results, as previously released, from six of the boulders are tabulated below:

2002 Rock Sampling Results:

Sample No.	Zinc (%)	Lead (%)	Silver (ppm)
203415	15.21	10.36	15.3
203416	18.00	13.11	8.7
203417	13.95	20.33	15.9
203418	14.67	11.12	9.5
203419	1.17	11.12	5.1
203420	18.00	7.70	5.2
AVERAGE	**13.50**	**12.29**	**10.0**

The Company is now planning to test by diamond drilling the highest priority UTEM anomalies as part of the 2004 summer drill program on the Ruddock Creek, Kneb and LJ Properties, all located north of Revelstoke, British Columbia. The drill is now being mobilized into the Ruddock Creek Property where approximately 1800 meters of diamond drilling is planned to define and extend the E-Zone (see Press Release dated July 19, 2004). The Kneb Property, which also has a high priority drill target, and the LJ Property will be drill tested following the Ruddock Creek drilling program.

Exploration work is being conducted under the supervision of the Company's Qualified Person and Vice President, Exploration Jim Miller-Tait, P.Geo.

Cross Lake Financing Completed

The Company is also pleased to announce the closing of its private placement, through Canaccord Capital Corporation (the "Agent"), to Cordilleran 2004 Resources Limited Partnership, of 3,000,000 Flow-through Units at a price of $0.15 per Flow-through Unit. Each Flow-through Unit consists of one Flow-through share and one-half of one Non Flow-through share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share of the Company on or before August 3, 2005 at a price of $0.30 per common share.

.../Cont'd

The Agent was paid a commission consisting of 7.5% cash of the gross proceeds raised and share purchase warrants (the "Agent's Warrants") to acquire that number of common shares as is equal to 10% of the number of Flow-through Units sold pursuant to this private placement. Each Agent's Warrant entitles the Agent to acquire one common share of the Company on or before August 3, 2005 at a price of $0.30 per common share. The proceeds of the financing will be used to continue exploration on the Company's exploration properties in British Columbia.

This news release may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

For further information, please contact:
Cross Lake Minerals Ltd.
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

-or-

Tangent Management Corp.
Investor Relations
Tel: (604) 642-0115